FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated February 11, 2008.

Exhibit 1

DRYSHIPS INC., REPORTS FOURTH QUARTER

AND YEAR-END 2007 RESULTS

Earnings Release: Thursday, February 14, 2008 after 4:00 P.M. EST

Conference Call and Webcast: Friday, February 15, 2008, at 10:00 A.M. EST

February 11, 2008, ATHENS, Greece – DryShips Inc. (NASDAQ: DRYS) announced today that it will release its results for the fourth quarter and year end 2007, after the market closes in New York on Thursday, February 14, 2008.

DryShips’ management team will host a conference call on Friday, February 15, 2008, at 10:00 A.M. Eastern Standard Time (EST) to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips."

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694 1503 (from the UK) or +(44) 1452 586 513 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until February 21, 2008. The United States replay number is 1(866) 247 4222; the UK replay number is 0(800) 953 –1533; and the international replay number is (+44) 1452-550 000. The access code required for the replay is : 2133051#

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 47 drybulk carriers comprising 5 Capesize, 31 Panamax, 2 Supramax, 1 Handymax, and 8 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: February 11, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer